2019 Annual Shareholders’ Meeting ChipMOS TECHNOLOGIES INC. (the “Company”) ADS CUSIP No.: 16965P202. ADS Record Date: April 11, 2019. Meeting Specifics: 2019 Annual Shareholders’ Meeting—June 10, 2019 at 9:00 A.M. (local time) at the Hsinchu Science Park Life Hub, Edison Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan (the “Meeting”). Meeting Agenda: Please refer to the Company’s Meeting Handbook enclosed herewith. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated October 31, 2016. Deposited Securities: Common shares, par value NT$10 per share, of the Company. Custodian: First Commercial Bank. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Please note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, the Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the Deposited Securities represented by ADSs other than in accordance with the instructions of Holders as of the ADS Record Date or as provided below. The Depositary shall not exercise any voting discretion over the Deposited Securities. Please also note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected. Please further note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the relevant meeting. For the avoidance of doubt, if the Depositary has given a discretionary proxy to a person designated by the Company to vote the Deposited Securities, that person shall be free to exercise the votes attaching to those Deposited Securities in any manner he or she wishes, which may not be in the best interests of the Holders. Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits. Please also note that the Company has informed the Depositary that pursuant to Article 165 of the Company Act, the registration of shareholders of the Company will cease from April 12, 2019 to June 10, 2019. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on June 3, 2019 for action to be taken. 2019 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

**Proposals**

III. Matters for Ratification
1. Adoption of the Financial Statements for fiscal year 2018.
2. Adoption of the earnings distribution plan for fiscal year 2018.

IV. Matters for Discussion
1. Amendments to Articles of Incorporation.
2. Amendments to the Rules for Election of Directors and Independent Directors.
3. Amendments to the Operational Procedures for the Acquisition or Disposal of Assets.
4. Amendments to the Operational Procedures for Lending Funds to Other Parties.
5. Amendments to the Operational Procedures for Endorsements and Guarantees.

V. Elections
1. To elect nine directors (including independent directors) of the 9th Board of Directors.*

VI. Other Proposals
1. Release the 9th Board of Directors from non-competition restrictions under Article 209 of the Company Act.

* JihSun Securities Co., Ltd. was engaged by the shareholders Shih-Jye Cheng and Siliconware Precision Industries Co., Ltd. to acquire proxy forms for the election of directors scheduled in the Meeting to vote for the following candidates of directors: Shih-Jye Cheng, Teresa Wang (representative, Siliconware Precision Industries Co., Ltd.), Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.) and Lafair Cho. Please find detailed information in the Proxy Form Acquisition Inquiry System (https://free.sfi.org.tw/).

**The Company has informed the Depositary that its Board of Directors recommends a "FOR" vote for all proposals (except for the election of Non-Independent Directors as to which it expresses no recommendation).**

## A Issues

**ChipMOS TECHNOLOGIES INC.**

| | For | Against | Abstain |
|---|---|---|---|
| Proposal III(1) | ☐ | ☐ | ☐ |
| Proposal III(2) | ☐ | ☐ | ☐ |
| Proposal IV(1) | ☐ | ☐ | ☐ |
| Proposal IV(2) | ☐ | ☐ | ☐ |
| Proposal IV(3) | ☐ | ☐ | ☐ |
| Proposal IV(4) | ☐ | ☐ | ☐ |
| Proposal IV(5) | ☐ | ☐ | ☐ |
| Proposal VI(1) | ☐ | ☐ | ☐ |

### Proposal V.
### Election of Directors

**A. For All or Withhold All**

**FOR ELECTION OF ALL DIRECTOR NOMINEES** ☐

**WITHHOLD VOTE FROM ALL DIRECTOR NOMINEES** ☐

Except for Director Nominee(s) listed below from whom vote is withheld:

Exception(s) ______________________

______________________

OR

**B. Allocated Votes**

To cumulate votes and re-allocate votes among Director Nominees, please indicate next to each Director Nominee's name the number of votes to be given to each Director Nominee.

**Independent Directors**
(1) Chin-Shyh Ou ______
(2) Yuh-Fong Tang ______
(3) Tai-Haur Kuo ______
(4) Kuei-Ann Wen ______
(5) Jing-Shan Aur ______

**Non-Independent Directors**
(6) Shih-Jye Cheng ______
(7) Teresa Wang ______
(8) Bright Yeh ______
(9) Lafair Cho ______

## B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

| Signature 1 - Please keep signature within the line | Signature 2 - Please keep signature within the line | Date (mm/dd/yyyy) |
|---|---|---|
| | | / / |